Exhibit 99.3

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

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REMOTE VOTING BALLOT

EXTRAORDINARY GENERAL MEETING OF BRF S.A. ORIGINALLY CALLED
FOR JUNE 18, 2025 AND POSTPONED TO JULY 14, 2025

Shareholder Name
Shareholder’s CNPJ or CPF
E-mail

Filling Instructions

If the shareholder opts to exercise their right to vote remotely, in accordance with Articles 26 and subsequent Articles of CVM Resolution No. 81/2022, the shareholder must complete this Remote Voting Ballot (“Ballot”), which will only be considered valid and the votes cast herein counted towards the quorum of the matters to be addressed at the Extraordinary General Meeting of BRF S.A., originally called to be held on June 18, 2025 and postponed to July 14, 2025 (“EGM”), if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or their legal representative(s), as applicable and in accordance with the applicable legislation.

Notarization of the signatures affixed to the Ballot, or its legalization by a consulate, not required.

As provided for in Article 49 of CVM Resolution No. 81/2022, voting instructions considered valid and received by the Company or its service providers through the Ballot until June 14, 2025 will be considered normally for the new date of the EGM. Therefore, shareholders who have already sent the Ballot until June 14, 2025 and do not intend to change their voting instructions will not need to send the Ballot again for the new date of the EGM.

However, the Company’s shareholders who wish to do so (regardless of whether or not they sent the Ballot for the original date of the EGM) may submit new voting instructions regarding the matters subject to the EGM by completing and sending this Ballot.

Delivery Instructions, Indicating the Option to Send Directly to the Company or to Provide Filling Instructions to the Custodian or Depository

The shareholder who opts to exercise their right to vote through this Ballot must complete it, following the above instructions, and send it: (i) to the Company; (ii) to the Custodian; (iii) to B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in its capacity as the central depository of the Company’s shares; or (iv) to the Registrar, following the instructions below:

(i) To the Company: along with the Ballot, the shareholder must send, exclusively through the Qi Central Platform (https://qicentral.com.br/m/age-brf-2025-07), digitized copies of the following documents: Individual – a photo ID of the shareholder or their legal representative (RG, RNE, CNH, passport, or professional registration card). Legal Entity (PJ) and Investment Funds (FI) – a) consolidated and updated Articles of Association or Bylaws (in the case of PJ) or consolidated and updated fund regulations and the Articles of Association or Articles of Association of its manager or administrator, as applicable (in the case of FI); b) photo ID of their legal representative: RG, RNE, CNH, passport, or professional registration card; and c) document proving the powers of representation.

(ii) To the Custodians: this option is exclusively for shareholders holding shares custodied at B3. In this case, remote voting will be exercised by shareholders in accordance with the procedures adopted by their custodians. As the service of collecting and transmitting filling instructions for the Ballot is optional for custodians, we recommend that the shareholder verify whether their custodian is authorized to provide such service and the procedures established by them for issuing voting instructions, as well as the documents and information required by them.

(iii) To B3, in its capacity as the central depository of the Company’s shares: this option is also exclusively for shareholders holding shares custodied at B3. In this case, a shareholder holding shares deposited at B3 who opts to exercise their right to vote remotely by transmitting their voting instruction directly to B3, in its capacity as the central depository, must observe the rules and operational procedures established by B3 for the collection and transmission of remote voting Ballot filling instructions.

(iv)To the Registrar: this option is exclusively for shareholders holding shares registered by Banco Bradesco S.A. (“Bradesco”), the registrar of the Company’s shares, which are not deposited in a central depository. Shareholders must visit any Bradesco branch by July 10, 2025, during local banking hours, with the printed, completed, initialed, and signed Ballot, as well as the relevant documents, as specified in the Manual for Participation in the EGM, to transfer the information contained in the Ballot to Bradesco’s systems.

The deadline for receiving the duly completed Ballot, as per the above instructions, is July 10, 2025 (inclusive, unless a different, earlier deadline is established by the custodians, B3, or the Registrar.

Electronic address for sending the remote voting Ballot, if the shareholder wishes to deliver the document directly to the Company

Ballots sent directly to the Company must be transmitted exclusively electronically, by July 10, 2025 (inclusive), through the Qi Central Platform (https://qicentral.com.br/m/age-brf-2025-07).

Indication of the institution contracted by the Company to provide securities registration services, with name, physical and electronic address, telephone, and contact person

Banco Bradesco S.A.

Stocks and Custody Department

Address: Núcleo Cidade de Deus, Yellow Building – 2nd Floor – Vila Yara – Osasco – ZIP Code 06029-900

Email: dac.acecustodia@bradesco.com.br

Phone: 0800 701 1616

Contact Person: Manager of the nearest branch to the investor

The above information is provided so that the shareholder has a channel to clarify any doubts regarding the procedure for sending the Ballot to the registrar. However, Bradesco will not accept Ballots electronically; only those presented at any Bradesco branch within the national territory will be accepted.

Resolutions

Ordinary Resolution

1. Approve the “Merger Protocol and Justification for the Incorporation of BRF S.A. Shares by Marfrig Global Foods S.A.” (“Plan of Merger”), executed on May 15, 2025, between the Company and Marfrig Global Foods S.A. (“MGF”), which sets forth the terms and conditions for the incorporation of all BRF S.A. shares by MGF (except those held by MGF), in the manner provided for in Article 252 of Law No. 6,404/1976 (“Brazilian Corporations Law”) (“Merger”):

☐ Approve ☐ Reject ☐ Abstain

Ordinary Resolution

2. Approve the Merger, the effectiveness of which will be conditioned to the verification (or waiver, as applicable) of the Conditions (as defined in the Plan of Merger) and the occurrence of the date on which the Merger will be deemed effective:

☐ Approve ☐ Reject ☐ Abstain

Ordinary Resolution

3. To ratify the appointment of Apsis Consultoria Empresarial Ltda., registered with CNPJ/MF under number 08.681.365/0001-30 and with the CRC/RJ under number 005112/O-9, with its headquarters located at Rua do Passeio, No. 62, 6th floor, Centro, Rio de Janeiro, State of Rio de Janeiro, CEP 20021-290, (“Appraisal Company”), as responsible for the preparation of (a) the appraisal report, at market value, of the BRF shares to be incorporated by MGF, within the scope of the Merger (“Merger Appraisal Report”); and (b) the appraisal report containing the calculation of the exchange ratio of the shares held by the non-controlling shareholders of BRF, based on the market value of the net asset value of the MGF and BRF shares, both assets being valued according to the same criteria and as of December 31, 2024, at market prices, in accordance with Article 264 of the Brazilian Corporate Law (“264 Appraisal Report”).

☐ Approve ☐ Reject ☐ Abstain

Ordinary Resolution 4. Approve the Merger Appraisal Report: ☐ Approve ☐ Reject ☐ Abstain
Ordinary Resolution 5. Approve the Article 264 Appraisal Report: ☐ Approve ☐ Reject ☐ Abstain

Ordinary Resolution

6 Authorize the Company’s management to perform all acts necessary for the consummation of the Merger, including, without limitation, the subscription of the ordinary shares to be issued by MGF on behalf of the BRF shareholders (excluding MGF) on the date of consummation of the Merger, in accordance with Article 252, § 2, of the Brazilian Corporations Law.:

☐ Approve ☐ Reject ☐ Abstain

Place:

Date:

Signature:

Name of Shareholder:

Telephone:

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